UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Rule 13d-102)

Information to be Included in Statements Filed

Pursuant to Rule 13d-1(b)(c), and (d) and Amendments thereto

Filed Pursuant to Rule 13d-2(b)

(Amendment No.2)*

Warner Chilcott Public Limited Company
(Name of Issuer)

Ordinary Shares, par value $0.01 per share
(Title of Class of Securities)

G 94368 10 0
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons.
J.P. Morgan Partners (BHCA), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)
3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

	5.	Sole Voting Power 14,375,119 ordinary shares

Number of Shares	6.	Shared Voting Power
Beneficially
Owned by Each	7.	Sole Dispositive Power 14,375,119 ordinary shares
Reporting Person
With:	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,375,119 ordinary shares

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 5.66%

12.	Type of Reporting Person (See Instructions)

PN

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1.	Names of Reporting Persons.
J.P. Morgan Partners Global Investors, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)
3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

	5.	Sole Voting Power 1,497,803 ordinary shares

Number of Shares	6.	Shared Voting Power
Beneficially
Owned by Each	7.	Sole Dispositive Power 1,497,803 ordinary shares
Reporting Person
With:	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,497,803 ordinary shares

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 0.59%

12.	Type of Reporting Person (See Instructions)

PN

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1.	Names of Reporting Persons.
J.P. Morgan Partners Global Investors A, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)
3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

	5.	Sole Voting Power 392,206 ordinary shares

Number of Shares	6.	Shared Voting Power
Beneficially
Owned by Each	7.	Sole Dispositive Power 392,206 ordinary shares
Reporting Person
With:	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 392,206 ordinary shares

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 0.15%

12.	Type of Reporting Person (See Instructions)

PN

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1.	Names of Reporting Persons.
J.P. Morgan Partners Global Investors (Cayman), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)
3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

	5.	Sole Voting Power 1,730,013 ordinary shares

Number of Shares	6.	Shared Voting Power
Beneficially
Owned by Each	7.	Sole Dispositive Power 1,730,013 ordinary shares
Reporting Person
With:	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,730,013 ordinary shares

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 0.68%

12.	Type of Reporting Person (See Instructions)

PN

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1.	Names of Reporting Persons.
J.P. Morgan Partners Global Investors (Cayman) II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)
3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

	5.	Sole Voting Power 193,470 ordinary shares

Number of Shares	6.	Shared Voting Power
Beneficially
Owned by Each	7.	Sole Dispositive Power 193,470 ordinary shares
Reporting Person
With:	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 193,470 ordinary shares

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 0.08%

12.	Type of Reporting Person (See Instructions)

PN

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1.	Names of Reporting Persons.
J.P. Morgan Partners Global Investors (Cayman) III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)
3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

	5.	Sole Voting Power 2,085,402 ordinary shares

Number of Shares	6.	Shared Voting Power
Beneficially
Owned by Each	7.	Sole Dispositive Power 2,085,402 ordinary shares
Reporting Person
With:	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,085,402 ordinary shares

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 0.82%

12.	Type of Reporting Person (See Instructions)

PN

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1.	Names of Reporting Persons.
J.P. Morgan Partners Global Investors (Selldown), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)
3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

	5.	Sole Voting Power 486,137 ordinary shares

Number of Shares	6.	Shared Voting Power
Beneficially
Owned by Each	7.	Sole Dispositive Power 486,137 ordinary shares
Reporting Person
With:	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 486,137 ordinary shares

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 0.19%

12.	Type of Reporting Person (See Instructions)

PN

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1.	Names of Reporting Persons.
J.P. Morgan Partners Global Investors (Selldown) II-A, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)
3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

	5.	Sole Voting Power 4,050,875 ordinary shares

Number of Shares	6.	Shared Voting Power
Beneficially
Owned by Each	7.	Sole Dispositive Power 4,050,875 ordinary shares
Reporting Person
With:	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,050,875 ordinary shares

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 1.59%

12.	Type of Reporting Person (See Instructions)

PN

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1.	Names of Reporting Persons.
J.P. Morgan Partners Global Investors (Cayman/Selldown) III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)
3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

	5.	Sole Voting Power 680,593 ordinary shares

Number of Shares	6.	Shared Voting Power
Beneficially
Owned by Each	7.	Sole Dispositive Power 680,593 ordinary shares
Reporting Person
With:	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 680,593 ordinary shares

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 0.27%

12.	Type of Reporting Person (See Instructions)

PN

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Item 1.

(a)	Name of Issuer:

Warner Chilcott Public Limited Company.

(b)	Address of Issuer’s Principal Executive Offices:

Unit 19 Ardee Business Park
Hale Street
Ardee, Co. Louth,
Ireland

Item 2.

(a)	Name of Person Filing:

J.P. Morgan Partners (BHCA), L.P. (“JPMP (BHCA)”)
J.P. Morgan Partners Global Investors, L.P. (“JPMP Global”)
J.P. Morgan Partners Global Investors A, L.P. (“JPMP Global A”)
J.P. Morgan Partners Global Investors (Cayman), L.P. (“JPMP Cayman”)
J.P. Morgan Partners Global Investors (Cayman) II, L.P. (“JPMP Cayman II”)
J.P. Morgan Partners Global Investors (Cayman) III, L.P. (“JPMP Cayman III”)
J.P. Morgan Partners Global Investors (Selldown), LP (“JPMP Selldown”)
J.P. Morgan Partners Global Investors (Selldown) II-A, L.P (“JPMP Selldown II-A”)
J.P. Morgan Partners Global Investors (Cayman/Selldown) III, L.P. (“JPMP Selldown III”)

Supplemental information relating to the ownership and control of the persons filing this statement is included in Exhibit 2(a) attached hereto.

(b)	Address of Principal Business Office or, if none, Residence:

c/o J.P. Morgan Partners, LLC
270 Park Avenue
New York, New York 10017

See also supplemental information relating to principal business office included in Exhibit 2(a) attached hereto.

Citizenship:

JPMP (BHCA):	Delaware
JPMP Global:	Delaware
JPMP Global A:	Delaware
JPMP Cayman:	Cayman Islands
JPMP Cayman II:	Cayman Islands
JPMP Cayman III:	Cayman Islands
JPMP Selldown:	Delaware
JPMP Selldown II-A:	Cayman Islands
JPMP Selldown III:	Cayman Islands

(c)	Title of Class of Securities (of Issuer):

Ordinary Shares, $0.01 per share

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(d)	Cusip Number:

G 94368 10 0

Item 3.  If this statement is filed pursuant to §§ 240. 13d-1(b) or 240. 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.  Ownership

(a)	Amount Beneficially Owned:

JPMP (BHCA):	14,375,119
JPMP Global:	1,497,803
JPMP Global A:	392,206
JPMP Cayman:	1,730,013
JPMP Cayman II:	193,470
JPMP Cayman III:	2,085,402
JPMP Selldown:	486,137
JPMP Selldown II-A:	4,050,875
JPMP Selldown III:	680,593

(b)	Percent of Class:

JPMP (BHCA):	5.66%
JPMP Global:	0.59%
JPMP Global A:	0.15%
JPMP Cayman:	0.68%
JPMP Cayman II:	0.08%
JPMP Cayman III:	0.82%
JPMP Selldown:	0.19%
JPMP Selldown II-A:	1.59%
JPMP Selldown III:	0.27%

Percent of class is calculated based on 254,114,780 ordinary shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

JPMP (BHCA):	14,375,119
JPMP Global:	1,497,803
JPMP Global A:	392,206
JPMP Cayman:	1,730,013
JPMP Cayman II:	193,470
JPMP Cayman III:	2,085,402
JPMP Selldown:	486,137
JPMP Selldown II-A:	4,050,875
JPMP Selldown III:	680,593

(ii)	Shared power to vote or to direct the vote:

Not applicable.

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(iii)	Sole power to dispose or to direct the disposition of:

JPMP (BHCA):	14,375,119
JPMP Global:	1,497,803
JPMP Global A:	392,206
JPMP Cayman:	1,730,013
JPMP Cayman II:	193,470
JPMP Cayman III:	2,085,402
JPMP Selldown:	486,137
JPMP Selldown II-A:	4,050,875
JPMP Selldown III:	680,593

(iv)	Shared power to dispose or to direct the disposition of:

Not applicable.

Item 5.  Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.  Identification and Classification of Members of the Group

Not applicable.

Item 9.  Notice of Dissolution of Group

Not applicable.

Item 10.  Certification

Not applicable

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2012

J.P. MORGAN PARTNERS (BHCA), L.P.

By:	JPMP Master Fund Manager, L.P.,
its General Partner

By:	JPMP Capital Corp.,
its General Partner

By:	/c/ Ana Capella Gomez-Acebo
Name: Ana Capella Gomez-Acebo
Title: Managing Director

J.P. MORGAN PARTNERS GLOBAL
INVESTORS, L.P.

By:	JPMP Global Investors, L.P.,
its General Partner

By:	JPMP Capital Corp.,
its General Partner

By:	/c/ Ana Capella Gomez-Acebo
Name: Ana Capella Gomez-Acebo
Title: Managing Director

J.P, MORGAN PARTNERS GLOBAL
INVESTORS A, L.P.

By:	JPMP Global Investors, L.P.,
its General Partner

By:	JPMP Capital Corp.,
its General Partner

By:	/c/ Ana Capella Gomez-Acebo
Name: Ana Capella Gomez-Acebo
Title: Managing Director

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J.P. MORGAN PARTNERS GLOBAL
INVESTORS (CAYMAN), L.P.

By:	JPMP Global Investors, L.P.,
its General Partner

By:	JPMP Capital Corp.,
its General Partner

By:	/c/ Ana Capella Gomez-Acebo
Name: Ana Capella Gomez-Acebo
Title: Managing Director

J.P. MORGAN PARTNERS GLOBAL
INVESTORS (CAYMAN) II, L.P.

By:	JPMP Global Investors, L.P.,
its General Partner

By:	JPMP Capital Corp.,
its General Partner

By:	/c/ Ana Capella Gomez-Acebo
Name: Ana Capella Gomez-Acebo
Title: Managing Director

J.P. MORGAN PARTNERS GLOBAL
INVESTORS (CAYMAN) III, L.P.

By:	JPMP Global Investors, L.P.,
its General Partner

By:	JPMP Capital Corp.,
its General Partner

By:	/c/ Ana Capella Gomez-Acebo
Name: Ana Capella Gomez-Acebo
Title: Managing Director

J.P. MORGAN PARTNERS GLOBAL
INVESTORS (SELLDOWN), L.P.

By:	JPMP Global Investors, L.P.,
its General Partner

By:	JPMP Capital Corp.,
its General Partner

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By:	/c/ Ana Capella Gomez-Acebo
Name: Ana Capella Gomez-Acebo
Title: Managing Director

J.P. MORGAN PARTNERS GLOBAL
INVESTORS (SELLDOWN) II-A, L.P.

By:	JPMP Global Investors, L.P.,
its General Partner

By:	JPMP Capital Corp.,
its General Partner

By:	/c/ Ana Capella Gomez-Acebo
Name: Ana Capella Gomez-Acebo
Title: Managing Director

INVESTORS (CAYMAN/SELLDOWN) III, L.P.

By:	JPMP Global Investors, L.P.,
its General Partner

By:	JPMP Capital Corp.,
its General Partner

By:	/c/ Ana Capella Gomez-Acebo
Name: Ana Capella Gomez-Acebo
Title: Managing Director

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Issuer: Warner Chilcott plc

EXHIBIT 2(a)

This statement is being filed by J.P. Morgan Partners (BHCA), L.P., a Delaware limited partnership (hereinafter referred to as “JPMP (BHCA)”), whose principal business office is located 270 Park Avenue, New York, New York 10017. JPMP (BHCA) is engaged in the venture capital, private equity and leveraged buyout business. The general partner of JPMP (BHCA) is JPMP Master Fund Manager, L.P., a Delaware limited partnership (hereinafter referred to as “JPMP Master Fund”), whose principal business office is located at the same address as JPMP (BHCA), and is also engaged directly and indirectly (through affiliates) in the venture capital, private equity and leveraged buyout business. As general partner of JPMP (BHCA), JPMP Master Fund may be deemed to beneficially own the shares held by JPMP (BHCA).

This statement is also being filed by J.P. Morgan Partners Global Investors, L.P., a Delaware limited partnership (“JPMP Global”), whose principal place of business is located at the same address as JPMP (BHCA); J.P. Morgan Partners Global Investors A, L.P., a Delaware limited partnership (“JPMP Global A”), whose principal place of business is located at the same address as JPMP (BHCA); J.P. Morgan Partners Global Investors (Cayman), L.P., a limited partnership organized under the laws of the Cayman Islands (“JPMP Cayman”), whose principal place of business is located at the same address as JPMP (BHCA); J.P. Morgan Partners Global Investors (Cayman) II, L.P., a limited partnership organized under the laws of the Cayman Islands (“JPMP Cayman II”), whose principal place of business is located at the same address as JPMP (BHCA), J.P. Morgan Partners Global Investors (Cayman) III, L.P., a limited partnership organized under the laws of the Cayman Islands (“JPMP Cayman III”), whose principal place of business is located at the same address as JPMP (BHCA), J.P. Morgan Partners Global Investors (Selldown), L.P., a Delaware limited partnership, whose principal place of business is located at the same address as JPMP (BHCA), J.P. Morgan Partners Global Investors (Selldown) II-A, L.P., a limited partnership organized under the laws of Cayman Islands (“JPMP Selldown II-A), whose principal place of business is located at the same address as JPMP (BHCA), and J.P. Morgan Partners Global Investors (Cayman/Selldown), III, L.P. (“JPMP Selldown III” and collectively with JPMP Global, JPMP Global A, JPMP Cayman, JPMP Cayman II, JPMP Cayman III, JPMP Selldown and JPMP Selldown II-A, the “Global Fund Entities”), a limited partnership organized under the laws of the Cayman Islands, whose principal place of business is located at the same address as JPMP (BHCA). Each of the Global Fund Entities is also engaged in the venture capital, private equity and leveraged buyout business. The general partner of each of the Global Fund Entities is JPMP Global Investors, L.P., a Delaware limited partnership (“JPMP Investors”), whose principal place of business is located at the same address as JPMP (BHCA). JPMP Investors is engaged indirectly in the venture capital, private equity and leveraged buyout business as general partner of each of the Global Fund Entities. As general partner of each of the Global Fund Entities, JPMP Investors may be deemed to beneficially own the shares held by the Global Fund Entities.

The general partner of each of JPMP Master Fund and JPMP Investors is JPMP Capital Corp., a New York corporation (hereinafter referred to as “JPMP Capital Corp.”), whose principal business office is located at the same address as JPMP (BHCA), and is also engaged directly and indirectly (through affiliates) in the venture capital, private equity and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP Capital Corp. As the general partner of each of JPMP Master Fund and JPMP Investors, JPMP Capital Corp. may be deemed to beneficially own the shares held by JPMP (BHCA) and the Global Fund Entities.

JPMP Capital Corp. is a wholly owned subsidiary of JPMorgan Chase & Co., a Delaware corporation (hereinafter referred to as “JPMorgan Chase”) which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JP Morgan Chase.

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EXHIBIT 2(b)

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is accurate.

Dated this 14th day of February, 2012.

J.P. MORGAN PARTNERS (BHCA), L.P.

By:	JPMP Master Fund Manager, L.P.,
its General Partner

By:	JPMP Capital Corp.,
its General Partner

By:	/c/ Ana Capella Gomez-Acebo
Name: Ana Capella Gomez-Acebo
Title: Managing Director

J.P. MORGAN PARTNERS GLOBAL
INVESTORS, L.P.

By:	JPMP Global Investors, L.P.,
its General Partner

By:	JPMP Capital Corp.,
its General Partner

By:	/c/ Ana Capella Gomez-Acebo
Name: Ana Capella Gomez-Acebo
Title: Managing Director

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J.P, MORGAN PARTNERS GLOBAL
INVESTORS A, L.P.

By:	JPMP Global Investors, L.P.,
its General Partner

By:	JPMP Capital Corp.,
its General Partner

By:	/c/ Ana Capella Gomez-Acebo
Name: Ana Capella Gomez-Acebo
Title: Managing Director

J.P. MORGAN PARTNERS GLOBAL
INVESTORS (CAYMAN), L.P.

By:	JPMP Global Investors, L.P.,
its General Partner

By:	JPMP Capital Corp.,
its General Partner

By:	/c/ Ana Capella Gomez-Acebo
Name: Ana Capella Gomez-Acebo
Title: Managing Director

J.P. MORGAN PARTNERS GLOBAL
INVESTORS (CAYMAN) II, L.P.

By:	JPMP Global Investors, L.P.,
its General Partner

By:	JPMP Capital Corp.,
its General Partner

By:	/c/ Ana Capella Gomez-Acebo
Name: Ana Capella Gomez-Acebo
Title: Managing Director

J.P. MORGAN PARTNERS GLOBAL
INVESTORS (CAYMAN) III, L.P.

By:	JPMP Global Investors, L.P.,
its General Partner

By:	JPMP Capital Corp.,
its General Partner

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By:	/c/ Ana Capella Gomez-Acebo
Name: Ana Capella Gomez-Acebo
Title: Managing Director

J.P. MORGAN PARTNERS GLOBAL
INVESTORS (SELLDOWN), L.P.

By:	JPMP Global Investors, L.P.,
its General Partner

By:	JPMP Capital Corp.,
its General Partner

By:	/c/ Ana Capella Gomez-Acebo
Name: Ana Capella Gomez-Acebo
Title: Managing Director

J.P. MORGAN PARTNERS GLOBAL
INVESTORS (SELLDOWN) II-A, L.P.

By:	JPMP Global Investors, L.P.,
its General Partner

By:	JPMP Capital Corp.,
its General Partner

By:	/c/ Ana Capella Gomez-Acebo
Name: Ana Capella Gomez-Acebo
Title: Managing Director

J.P. MORGAN PARTNERS GLOBAL
INVESTORS (C AYMAN/SELLDOWN) III, L.P.

By:	JPMP Global Investors, L.P.,
its General Partner

By:	JPMP Capital Corp.,
its General Partner

By:	/c/ Ana Capella Gomez-Acebo
Name: Ana Capella Gomez-Acebo
Title: Managing Director

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Issuer: Warner Chilcott plc

SCHEDULE A

JPMP CAPITAL CORP.

Executive Officers (1)

President	Ina R. Drew*
Managing Director	Ana Capella Gomez-Acebo*
Managing Director	John C. Wilmot*
Vice President	William T. Williams Jr*
Vice President and Secretary	Judah Shechter*
Vice President and Assistant Secretary	Elizabeth De Guzman*

Directors (1)

Ina R. Drew*

John C. Wilmot*

(1) Each of whom is a United States citizen, except Ana Capella Gomez-Acebo, who is a citizen of Spain

* Principal occupation is employee and/or officer of JPMorgan Chase & Co. Business address is c/o JPMorgan Chase & Co., 270 Park Avenue, New York, NY 10017

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SCHEDULE 13G

Issuer: Warner Chilcott plc

SCHEDULE B

JPMORGAN CHASE & CO.

Executive Officers(1)

President and Chief Executive Officer	James Dimon*
Chief Administrative Officer	Frank Bisignano*
Chief Financial Officer	Douglas L. Braunstein
General Counsel	Stephen M. Cutler*
Director of Human Resources	John L. Donnelly
Chief Investment Officer	Ina R. Drew*
Chief Executive Officer of Commercial Banking	Douglas B. Petno
Chief Executive Officer of Consumer and
Business Banking	Saumel Todd Maclin
Head, Strategy and Business Development	Jay Mandelbaum*
Chief Executive Officer, Treasury &
Securities Services	Michael J. Cavanagh*
Chief Executive Officer of Card Services	Gordon A. Smith*
Chief Executive Officer of Asset Management	Mary E. Erdoes*
Chief Executive Officer, Investment Bank	James E. Staley*
Chief Risk Officer	John J. Hogan
Head of Corporate Regulatory Affairs	Barry L. Zubrow*

(1) Each of whom is a United States citizen.

* Principal occupation is employee or officer of JPMorgan Chase & Co.

Business address is c/o JPMorgan Chase & Co., 270 Park Avenue, New York,

New York 10017.

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SCHEDULE 13G

Issuer: Warner Chilcott plc

Directors (1)

Name	Principal Occupation or Employment; Business or Residence Address
Crandall C. Bowles	Chairman and Chief Executive Officer Spring Industries, Inc. c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
Stephen B. Burke	President Comcast Cable Communications, Inc. c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
David M. Cote	Chairman and Chief Executive Officer Honeywell International, Inc. c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
James S. Crown	President Henry Crown and Company c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
James Dimon	Chairman and Chief Executive Officer JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
Ellen V. Futter	President and Trustee American Museum of Natural History c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
William H. Gray, III	Co-Chairman GrayLoeffler LLC c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
Laban P. Jackson, Jr.	Chairman and Chief Executive Officer Clear Creek Properties, Inc. c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
David C. Novak	Chairman and Chief Executive Officer Yum! Brands, Inc. c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
Lee R. Raymond	Retired Chairman and Chief Executive Officer Exxon Mobil Corporation c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
William C. Weldon	Chairman and Chief Executive Officer Johnson & Johnson c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017

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